Comtech Telecommunications Corp.

68 South Service Road, Suite 230

Melville, New York 11747

December 18, 2015

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Emily C. Drazan, Staff Attorney

Re:	Comtech Telecommunications Corp.

Registration Statement on Form S-3

Filed December 15, 2015

File No. 333-208560

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Comtech Telecommunications Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-captioned Registration Statement, so that it may become effective at 9:00 a.m. Eastern time on December 23, 2015, or as soon thereafter as practicable.

In connection with the foregoing request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COMTECH TELECOMMUNICATIONS CORP.

By:	/s/ Michael D. Porcelain
Name:	Michael D. Porcelain
Title:	Senior Vice President and Chief Financial Officer